Exhibit 99.9

Acquisition to boost our patient care management solutions

We have signed an agreement to acquire BioTelemetry, the leading provider of remote cardiac diagnostics and monitoring – a strong fit with our strategy to transform the delivery of care along the health continuum with integrated solutions.

“The acquisition of BioTelemetry fits perfectly with our strategy to be a leading provider of patient care management solutions for the hospital and the home,” said CEO Frans van Houten. “BioTelemetry’s leadership in the large and fast growing ambulatory cardiac diagnostics and monitoring market complements our leading position in the hospital. Leveraging our collective expertise, we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.”

BioTelemetry, based in Pennsylvania in the US, primarily focuses on the diagnosis and monitoring of heart rhythm disorders. Growth of this multi-billion-dollar market is driven by an increasing prevalence of chronic diseases, and the adoption of remote monitoring and outcome-oriented models.

BioTelemetry’s clinically validated offering includes wearable heart monitors that detect and transmit abnormal heart rhythms wirelessly, AI-based data analytics and services. With over 30,000 unique referring physicians per month, BioTelemetry provides services for over one million patients per year.

“Through continued innovation, we have developed the world’s largest remote cardiac monitoring services network,” said Joseph H. Capper, President and CEO of BioTelemetry. “We are delighted to become part of Philips and continue on our journey to deliver health information to improve the quality of life and reduce the cost of care. Combined with Philips’ current patient care management portfolio, innovation strength and global scale, we are perfectly equipped to address the rising demand for telehealth and remote monitoring solutions.”

Upon completion of the transaction, which is expected to take place in the first quarter of 2021, BioTelemetry and its approximately 1,900 employees will become part of our Connected Care business segment. More details on this pending acquisition can be found in the press release.

Important: Social Media Guidance

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy,

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estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements

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